Exhibit 99.2

ELBIT VISION SYSTEMS LTD. For the Extraordinary General Meeting of Shareholders To Be Held On October 5, 2016 at 2:00 P.M. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Elbit Vision Systems Ltd. (the "Company") hereby appoints Adrian Daniels and Ivor Krumholtz, and each or either of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of the shareholders of the Company which will be held at the offices of 7 Bareket St, Industrial Park Caesarea, Israel, on October 5, 2016 2:00 P.M. (local time), and all adjournments and postponements thereof.

Please date, sign and mail or fax your proxy card to:
Corporate Secretary, Elbit Vision Systems Ltd.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
Fax No: (04) 610-7626

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN
1. TO RE-ELECT Ms. Orit Stav as one of the External Directors of the Company for an additional three year term, commencing on October 5, 2016 and to approve her remuneration as External Director.	☐	☐	☐	Do you have a "Personal Interest" (as defined below) with respect to the subject matter of Proposal 1? Yes No
2. TO ELECT Mr. Ervin Leibovici as one of the External Directors of the Company for an initial three year term, commencing on December 11, 2016 and to approve his/her remuneration as External Director.

	☐	☐	☐	Do you have a "Personal Interest" (as defined below) with respect to the subject matter of Proposal 2? Yes No
3. TO RE-APPROVE the Company's Compensation Policy in the form attached hereto as Annex A.	☐	☐	☐	Do you have a "Personal Interest" (as defined below) with respect to the subject matter of Proposal 3? Yes No
4. TO APPROVE the amended form of indemnification agreement letters between the Company and its current and future officers and directors, in the form attached hereto as Annex B, which shall replace the Company's current form of indemnification agreement letters, and to authorize and empower the Company to enter into such agreements with its current and future officers and directors.
	☐	☐	☐	Do you have a "Personal Interest" (as defined below) with respect to the subject matter of Proposal 4? Yes No

For the purposes of this Proxy Card, a "Personal Interest" is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. A shareholder will also be deemed to have a Personal Interest if it provides a proxy to another person who – in turn - has a Personal Interest. For the purposes of Proposals 1 and 2 Personal Interest shall not include any Personal Interest which is not a result of an affiliation with a controlling shareholder. If you do not have a Personal Interest in the above matters being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The undersigned hereby acknowledges receipt of the Notice of the Annual  General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

Name of Shareholder:____________________

Signature of Shareholder: _________________

Date: __________________

If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity.  Joint owners should each sign.